

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2012

Via E-mail
Fernando Gardeweg
Chief Financial Officer
Empresa Nacional de Electricidad S.A.
Santa Rosa 76
Santiago, Chile

Re: **Empresa Nacional de Electricidad S.A.**
        Form 20-F for the Fiscal Year Ended December 31, 2011
        Filed April 5, 2012
        File No. 001-13240

Dear Mr. Gardeweg:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.   If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

General

1. In future filings, please revise to ensure the financial statements and other data presented in tabular form read consistently from left to right in the same chronological order throughout the filing. Also, numerical data included in narrative sections should be consistently ordered. See SAB Topic 11.E.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 99

2. Please tell us and disclose the ramifications in the event a waiver is not received under the supplier credit agreement with Mitsubishi Corporation. For example, if the aggregate amount accrued under the supplier credit agreement is payable on demand at the end of the grace period, please disclose that fact.

3. You state that "Other than in Argentina . . . " you do not currently anticipate liquidity shortfalls affecting your ability to satisfy your material obligations. You also disclose that your companies have access to existing credit lines sufficient to satisfy your working capital needs with the exception of your Argentine subsidiaries. Please tell us and expand your disclosure to address how you propose to provide the additional funds needed by your Argentine subsidiaries. See Item 5.B.1 of Form 20-F.

Item 18. Financial Statements

Report of Pistrelli, Henry Martin y Asociados S.R.L., member Firm of Ernst & Young Global – Endesa Argentina S.A. 2011, page F-8

4. We note the report is addressed to the Board of Directors of Endesa Argentina S.A. which is not an entity listed as one of your main subsidiaries in Exhibit 8.1. Please advise us of the relationship between Endesa Argentina S.A., Endesa Costanera and El Chocón. Further, please tell us what Endesa Argentina S.A.'s percent ownership is in Endesa Costanera and El Chocón. We note the separate listing of Endesa Argentina S.A., Endesa Costanera S.A. and Hidroelectrica El Chocon S.A. on pages F-103 and F-105.

Notes to the Consolidated Financial Statements, page F-18

3. Accounting Principles Applied, page F-29
a) Property, plant, and equipment, page F-29

5. Please explain to us the nature of the concession held by Hidroelectrica El Chocon S.A. and the general criteria under which you have recorded the concession contract.

11. Investments Accounted for Using the Equity Method, and Jointly Controlled Companies, page F-53

6. Please clarify for us how you are accounting for the concessions related to CIEN as well as the nature and amounts recorded.

21. Employment Benefit Obligations, page F-87

7. Please tell us what consideration you gave to providing a reconciliation of the opening and closing balances of the fair value of plan assets associated with your defined benefit plans. See IAS 19, paragraph 120A. If your plans are unfunded, please revise in future filings to clearly state that fact.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: J. Allen Miller, Esq.